UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.___ )*

NexMed, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

652903-10-5

(CUSIP Number)

March 16, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

(Continued on the Following Pages)

(Page 1 of 7)

CUSIP No. 652903-10-5                    13G                     Page 2 of 7 Pages

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Tail Wind Fund Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [X]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 5,862,069

6.      SHARED VOTING POWER

                     0

7.      SOLE DISPOSITIVE POWER

                5,862,069

8.      SHARED DISPOSITIVE POWER

                     0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,862,069

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.2%

12.     TYPE OF REPORTING PERSON*

                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 652903-10-5                    13G                     Page 3 of 7 Pages

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Tail Wind Advisory & Management Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [X]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 6,379,310

6.      SHARED VOTING POWER

                     0

7.      SOLE DISPOSITIVE POWER

                6,379,310

8.      SHARED DISPOSITIVE POWER

                     0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,379,310

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.6%

12.     TYPE OF REPORTING PERSON*

                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 652903-10-5                    13G                     Page 4 of 7 Pages

ITEM 1(a).      NAME OF ISSUER:

NexMed, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

6330 Nancy Ridge Drive

Suite 103

San Diego, CA 92121

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: (1) The Tail Wind Fund Ltd., a B.V.I. corporation ("TWF"), and (2) Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), as joint filers (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       The Tail Wind Fund Ltd.

The Bank of Nova Scotia Trust Company (Bahamas) Ltd.
       Windermere House
       404 East Bay Street
       P.O. Box SS-5539
       Nassau, Bahamas
       Attn:  Ngaire Strachan

       Tail Wind Advisory & Management Ltd.

       77 Long Acre

       London WC2E 9LB

       England

ITEM 2(c).      CITIZENSHIP:

       The Tail Wind Fund Ltd. is a corporation duly formed under the laws of the British Virgin Islands.

       Tail Wind Fund Advisory & Management Ltd. is a corporation duly formed under             the laws of the United Kingdom.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Common Stock

ITEM 2(e).      CUSIP NUMBER:

652903-10-5

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

CUSIP No. 652903-10-5                    13G                     Page 5 of 7 Pages

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                    Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:

                     TWF:  5,862,069 shares of Common Stock*

TWAM: 6,379,310 shares of Common Stock*

        (b)   Percent of class:

TWF’s aggregate beneficial ownership of 5,862,069 shares of Common Stock constitutes 5.2% of all of the outstanding shares of Common Stock, based upon 106,928,753 shares of Common Stock outstanding as of March 15, 2010 plus the 5,862,069 shares of Common Stock issuable upon conversion of TWF’s Note*.

TWAM’s aggregate beneficial ownership of 6,379,310 shares of Common Stock constitutes 5.6% of all of the outstanding shares of Common Stock, based upon 106,928,753 shares of Common Stock outstanding as of March 15, 2010 plus the 6,379,310 shares of Common Stock issuable upon conversion of the TWF and TWAM Notes*.

        (c)   Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

                            TWF:  5,862,069*

TWAM: 6,379,310*

(ii)    Shared power to vote or to direct the vote

                      Not applicable.

      (iii)    Sole power to dispose or to direct the disposition of

                   TWF:  5,862,069*

TWAM: 6,379,310*

        (iv)    Shared power to dispose or to direct the disposition of

                              Not applicable.

* TWF beneficially owns a total of 5,862,069 shares of Common Stock (the “TWF Shares”), consisting of 5,862,069 shares of Common Stock into which the issuer’s 7% Convertible Note Due December 31, 2012 (a “Note”) with a principal amount of $3,400,000 is convertible, assuming a conversion price of $0.58 and no accrued interest, which was issued to TWF on March 16, 2010.

* TWAM may be deemed to beneficially own a total of 6,379,310 shares of Common Stock (the “TWAM Shares”), including (i) the TWF Shares, which it may be deemed to beneficially own in its capacity as the investment manager for TWF, and (ii) 517,241 shares of Common Stock issuable upon conversion of $300,000 in principal amount of the issuer’s 7% Convertible Note Due December 31, 2012 (a “Note”), assuming a conversion price of $0.58 and no accrued interest, which was issued to TWAM on March 16, 2010.

CUSIP No. 652903-10-5                    13G                     Page 6 of 7 Pages

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that TWAM, in its capacity as investment manager for TWF, is the beneficial owner of the TWF Shares or that David Crook, in his capacity as CEO and controlling shareholder of TWAM, is the beneficial owner of the TWAM Shares.  TWAM expressly disclaims any equitable or beneficial ownership of the TWF Shares, and David Crook expressly disclaims any equitable or beneficial ownership of the TWAM Shares.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.        CERTIFICATION.

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 652903-10-5                    13G                     Page 7 of 7 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: April 1, 2010	THE TAIL WIND FUND LTD.

By: /s/ Andrew P. MacKellar
---------------------------------
Andrew P. MacKellar, Director

Dated: April 1, 2010	TAIL WIND ADVISORY & MANAGEMENT LTD.

By: /s/ David Crook
---------------------------------
David Crook, CEO

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 6,379,310 shares of Common Stock of NexMed, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on April 1, 2010.

THE TAIL WIND FUND LTD.

By: /s/ Andrew P. MacKellar
---------------------------------
Andrew P. MacKellar, Director

TAIL WIND ADVISORY & MANAGEMENT LTD.

By: /s/ David Crook
---------------------------------
David Crook, CEO